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DAT : 8/17/05

Fuji Television Network, Inc. May 20, 2005

Flash Report (Consolidated Basis)

Results for fiscal year ended March 31, 2005

Company Name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations Department Telephone: +81-3-5500-8258

Date of the meeting of the Board of Directors to settle the year-end consolidated accounts: May 20, 2005.

U.S. accounting standard: not applied

1. Performance

(1) Operating results

Years ended March 31 (Figures less than ¥1 million have been omitted.)

	Net sales		Operating income		Recurring profit	
	Million of yen	%	Million of yen	%	Million of yen	%
2005	476,733	4.6	43,581	(1.1)	44,478	(2.4)
2004	455,945	6.3	44,065	18.2	45,564	20.7

	Net income		Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total capital ratio	Recurring profit-to-net sales ratio
	Million of yen	%	Yen	Yen	%	%	%
2005	22,845	(7.6)	9,056.14	8,950.53	4.7	6.8	9.3
2004	24,714	66.8	22,765.20	---	5.7	8.2	10.0

1. Gain (Loss) on investment by equity method: 2005: ¥657 million, 2004: ¥597 million
2. Average number of shares outstanding during the period: 2005: 2,488,385 shares, 2004: 1,073,891 shares
3. Change in accounting method: none
4. Percentages indicate year-on-year increase/(decrease) in net sales, operating income, recurring profit, and net income.

(2) Financial data

At March 31 (Figures less than ¥1 million have been omitted.)

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million of yen	Million of yen	%	Yen
2005	681,190	479,088	70.3	203,653.65
2004	625,786	501,870	80.2	403,094.41

Number of shares outstanding at fiscal year-end: 2005: 2,350,942 shares, 2004: 1,244,382 shares

(3) Cash flows

Years ended March 31 (Figures less than ¥1 million have been omitted.)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financial activities	Cash and cash equivalent at end of year
	Million of yen	Million of yen	Million of yen	Million of yen
2005	44,673	(135,516)	76,731	113,408
2004	45,256	(68,067)	92,956	125,232

(4) Number of subsidiaries and affiliates

Consolidated subsidiaries: 25

Non-consolidated subsidiaries: 3 (accounted for by the equity method)

Affiliates: 11 (accounted for by the equity method)

(5) Additions to and deletions from consolidated subsidiaries and affiliates

Additions: Consolidated subsidiaries: 5, Affiliates: 1

Deletions: Consolidated subsidiaries: 1, Affiliates: 1

2. Forecast for fiscal year ending March 31, 2006

	Net sales	Recurring profit	Net income
	Million of yen	Million of yen	Million of yen
Interim period	283,400	20,000	9,700
Fiscal year	564,800	43,600	20,800

(Reference)

Consolidated net income per share for the fiscal year is forecast to be ¥8.729.18.

* The above forecasts and those presented in appended material are based on future-oriented assumptions, projections, and targets, so they contain elements of risk and uncertainty. Actual results may differ from these forecasts due to various important elements.

1. Organization of the Fuji Television Network Group

The Fuji Television Network Inc. and its affiliates Nippon Broadcasting System, Inc. and The Sankei Shimbun have corporate groups composed of their own subsidiaries and affiliates. Together with Pony Canyon, Inc., a subsidiary of Nippon Broadcasting, this constellation of companies conducts a broad range of businesses that include activities in the fields of culture, art, sports, news and the environment.

Fuji Television's own group of companies is made up of the parent company, 44 subsidiaries and 39 affiliates. The major activities are broadcasting as prescribed by Japan's Broadcasting Law and other laws; planning, production, technology and transmitting involving programs for broadcast; and direct marketing. These companies also provide services related to each of these businesses.

The major business categories of the Fuji Television Network Group are shown below. Note that the categories are the same as the segments used for financial reporting purposes.

Category	Major Companies
Television Broadcasting Sales of TV broadcasting time and programming	Fuji Television Network, Inc.
Broadcasting-Related Businesses Planning, production, engineering and relay operations as well as other businesses for TV programming	Kyodo Edit, Co., Ltd. Kyodo Television, Limited Happo Television, Inc. Vasc, Inc. Van Eight Production, Inc. Fuji Art, Inc. Fuji Creative Corporation Fuji Lighting and Technology, Inc. Basis, Ltd. Fuji International Productions (UK) Ltd. Fujisankei Communications International, Inc.
Direct Marketing Direct marketing and sales of fresh flowers	Dinos Inc. FujiTV Flower Center, Co., Ltd.
Other Businesses Film production, software development, restaurants, temporary agency services, leasing, management of art galleries, publishing, and music publishing	Shinko Music Publishers Co., Ltd. Fuji Culture Planning, Inc. Fujisankei Personnel Inc. Fuji Television Future Net, Inc. Fujipacific Music Inc. Fujimic, Inc. Fuso Publishing, Inc. "Fuji Music Partners" Fujipacific Music (USA), Inc. Fujisankei California Entertainment, Inc. Windswept Classics, Inc. T/Q Music, Inc.

Note: On April 1, 2005, Fuji Television Future Net, Inc. merged with Fujimic, Inc.

2. Management Policies

(1) Basic Policies

Dramatic advances in digital technology and various forms of deregulation have given rise to a succession of new services and businesses that reflect users' needs. Such developments are currently engendering unprecedented change in the broadcasting industry. Taking into account the significance of such changes to its operating environment, Fuji Television Network, Inc., has set out the five items listed below as its basic management policies for the medium-to-long term.

1. With the ongoing evolution of media, become a pioneer in the creation of culture, services, and businesses related to new forms of broadcast media.
2. To strengthen its business base as a "media complex" by placing digital terrestrial broadcasting as its core media while also promoting the use of new broadcasting media, such as that delivered via BS and CS satellites, as well as communications media, such as broadband and mobile.
3. To strengthen its "digital content factory" by providing compelling and high-quality content essential to the operation of its media complex concept.
4. To create an even stronger network structure by promoting the digitalization of its core media—digital terrestrial broadcasting—throughout the entire FNS network.
5. Finally, we will expand our broadcasting rights, movie, and events businesses to diversify our revenue streams beyond our core broadcasting operations. Our goal is to develop into a broadcasting superpower, in other words, a television broadcaster that goes beyond television.

We will redouble our efforts to strengthen our competitiveness, foster continued growth, ensure the stability of our operating infrastructure, and maximize corporate value. In these endeavors, Fuji Television remains keenly aware of its responsibilities as a leading company in the visual media and content industry as well as the public mission and social responsibilities as a broadcaster of terrestrial television, our core platform.

(2) Policies Concerning the Distribution of Company Profits

Fuji Television regards the disbursement of profits to shareholders as one of its most important management responsibilities. Under its management policy, the Company pays dividends commensurate with its performance, while responding to changes in the broadcasting industry by entering new fields of business and aggressively investing in content and capital.

Decisions regarding the appropriate payment of dividends for a specified period are based on a comprehensive review of the Company's performance during the given fiscal period, the next term's performance forecast, the need for internal reserves, changes in the value of the Company's stock, and other factors. During fiscal 2005, ended March 31, 2005, we worked hard to implement our capital and financial strategies and generate returns for our shareholders. To link our earnings for the fiscal year with our dividend payout, we have decided to pay a year-end dividend of ¥4,400 per share, which combined with our interim dividend, brings the annual dividend to ¥5,000 per share.

We plan to allocate internal reserves to meet what we anticipate will be substantial future demand for funds required to strengthen our capabilities to create and procure content and to respond to the digitization of terrestrial broadcasting--a social lifeline infrastructure--as well as other related investments. We believe that the use of internal reserves in this fashion will contribute to the enhancement of shareholder returns and the fulfillment of our social responsibilities in the future.

(3) Policies Concerning the Reduction of the Size of the Minimum Trading Lot

Fuji Television recognizes that reducing the number of shares constituting the minimum trading lot is an effective means of expanding the shareholder base and improving the liquidity of the Company's stock.

To significantly reduce the size of the minimum trading lot and further boost the liquidity of its shares, Fuji Television implemented a two-for-one stock split on May 20, 2004 for shareholders and beneficial shareholders of record as of March 31, 2004. Going forward, Fuji Television will decide on policies to reduce the size of the minimum trading lot with in a manner that is consistent with its goal of maximizing shareholder returns. This will entail examining its business performance and the economic climate and prudently weigh the costs and benefits of such measures.

(4) Management Goals and Indices

The Company believes the setting of certain management goals to be meaningful. That said, we believe our operating environment will continue to experience significant changes over the near term, which may make it difficult to evaluate progress toward such goals using fixed management performance indicators. As a result, we attach great importance to the flexibility of our management, which must remain responsive to changes in our operating environment. In light of these considerations, we have not established specific numerical targets. However, by working to improve capital and asset efficiency and setting our liability and -capital structure appropriately, we aim to improve our management efficiency as measured by return on equity and return on assets. And by achieving an appropriate level of capital costs, we will work to boost shareholder and corporate value.

(5) Medium- to Long-Term Management Strategies and Issues to be Addressed

The Fuji Television Group is working to with the mindset of a "digital content factory" to realize its goal of fortifying its content creation capabilities in the digital age. Content forms the heart of media. Without strong content, it is impossible to develop media. To this end, we will continue to raise content creation skills by developing our capabilities in high-definition programming, data transmission, and broadcasting for mobile terminals—the hallmarks of digital broadcasting. With such objectives in mind, in March 2005 we began construction of the Rinkai Fukutoshin Studios (provisional name) in Koto Ward, Tokyo, as a joint project with Nippon Broadcasting. Scheduled for completion in April 2007, the studios will concentrate the group's content creation know-how and function as a true "digital content factory."

The advent of multimedia and multichannel services and services that utilize telecommunications infrastructure are dramatically reshaping the competitive landscape in Japan's broadcasting industry. Successive relaxation and removal of regulations are adding impetus to these developments. Against this backdrop, terrestrial digital broadcasting commenced in December 2003. Terrestrial digital broadcasts began initially over a limited area in the Kanto region through low-power transmissions from Tokyo Tower. In September 2004, however, output was boosted to 700W and coverage has currently been expanded to approximately 6.4 million households. Full-power service is scheduled to expand throughout the region by the end of 2005 as broadcasters are working with the government to change analog frequencies at some relay stations. With such objectives in mind, in March 2005 we began construction of the Rinkai Fukutoshi Studios (provisional name) in Koto Ward, Tokyo, as a joint project with Nippon Broadcasting. Scheduled for completion in April 2007, the studios will concentrate the group's content creation know-how and function as a true "digital content factory."

On the programming front, we will continue to equip our studios to handle high-definition programming, and raise the percentage of dramas, variety shows, and news and information programs that are offered in a high-definition format. At the same time, we are targeting spring 2006 for the launch of broadcasting services for mobile handsets. We anticipate that such services will offer enhance the appeal of digital terrestrial broadcasting since this ubiquitous service will allow viewers to receive programs anywhere and at anytime and will not only increase opportunities for viewing but also a means of providing information during emergencies. As the current analog broadcasting format is scheduled to end in 2011, we are working to promote the diffusion of terrestrial digital broadcasting.

By strengthening our program lineup and our sales activities, Fuji Television aims to sustain a level of profitability to support both shareholder returns and investment in the future. At the same time, we will fortify our "Media Complex" structure by enhancing media such as BS and CS satellite broadcasts and our movie business as well as rebuilding the capital relationships with our group companies. Through these endeavors, we seek to achieve both sustained growth and improved competitiveness.

Further, we are promoting alliances (i.e., capital and business tie-ups) with firms outside the group in the Internet and other growth areas in efforts to proactively improve earnings by expanding our business domains and stabilize our management. As one facet of these endeavors, we are allocating a portion of the funds raised through a public offering and capital increase through a third-party placement implemented in 2004 toward the establishment of a venture capital fund aimed primarily at uncovering and fostering venture companies in the areas of video music, publish and other content; media-related business, and broadband businesses. In addition, in April 2005, we concluded a basic agreement with livedoor Co., Ltd. (headquarters: Shinjuku Ward, Tokyo) for a capital participation and a business tie-up with that company. Fuji Television will underwrite a third-party share allocation by livedoor, and the companies are currently in concrete deliberations with the relevant parties toward business tie-ups in areas formed by the convergence of broadcasting and telecommunications.

Fuji Television more than ever recognizes its social mission as a core media and provider of mass communications to maintain emergency broadcasting capabilities and other "lifeline" services and to provide responsible content as a leader in information and culture. We will take our viewers' feedback to heart, have due consideration of the impact that we can have on young people, and undertake our program production and news reporting activities ever-aware of broadcasting ethics and our social responsibilities.

Among compliance-related topics, ahead of the enforcement of the Personal Information Protection Law as of April 1, 2005, we held seminars on several occasions between September 2004 and March 2005 at the Company, its affiliates, and cooperative companies to spread awareness of the law and fortify our compliance structure. In terms of our internal organization, we established a Privacy Committee and have appointed a board director to head this committee as Chief Privacy Officer. The senior executive director of the General Affairs Department is responsible on the company-wide level for overseeing matters related to the protection of personal information, and an officer has been appointed in each workplace to be responsible for the administration of personal information.

(6) Basic Policies Concerning the Enhancement of Corporate Governance and Status of Implementation

Basic Policies Concerning Corporate Governance

By organically combining a transmission network (i.e., infrastructure) with programming (i.e., content), Japan's terrestrial broadcasting has attained among the world's highest levels of both diffusion and quality. It is fulfilling the public's right to receive information and become indispensable to people's lifestyles and safety as a vehicle through which culture is communicated.

Fuji Television is working to strengthen its corporate governance systems. These efforts are guided not only by the aim of maximizing shareholder value but also as a key media and mass communications company to honor its social mission to maintain its lifeline functions, such as emergency and disaster announcements, and to responsibly deliver content.

Status of Implementation of Corporate Governance Measures

1) Status of management and administrative organization concerning decision-making related to company management, execution, and supervision and other corporate governance structures

Does the company have a corporate governance committee or has an auditor system been adopted?

Fuji Television has adopted an auditor system.

Status of appointment of external directors and external auditors

At present, Fuji Television has appointed five external directors and three external auditors

Overview of various committees

Fuji Television has not established major committees, including those not mandated by law.

Status of deployment of dedicated staff for external directors

Fuji Television has not deployed such staff.

Structure for operational execution and supervision

Fuji Television's structure operational execution and supervision is as follows.

Execution of audits, approach to supervision, and internal administration structure

The status of execution of audits, approach to supervision, and internal administration structure at Fuji Television is as follows.


General Meeting of Shareholders
Selection and dismissal
Selection and dismissal
Selection and dismissal
Business audits
Board of Directors (supervision of operational execution)
Board of Corporate Auditors
Selection and supervision
Deliberation on important issues related to selection and supervisory and management decisions
Senior Executive Managing Directors' Board (unification of intentions for operational execution)
Accounting Auditors
Accounting audits
Internal audits
Business Divisions and Administration Divisions
Secretariat (in charge of internal auditing)

[Status of accounting audits]

Fuji Television contracted with Ernst & Young ShinNihon to provide auditing services. The names of the Certified Public Accountants, the number of years of audit experience they hold, and the junior accountants that will execute accounting audits on behalf of the Company are outlined below.

- Names of Certified Public Accountants conducting audit operations

Names			Number of years of audit experience
Designated partners Implementing audits	Certified Public Accountants	Tomohiro Niizato	15 years
Designated partners Implementing audits	Certified Public Accountants	Munetake Kamiyama	2 years

- Composition of junior accountants conducting audit operations
  Five Certified Public Accountants, eight junior accountants

[Breakdown of directors' remuneration]

Category	Directors' remuneration	
	Number of directors	Amount paid
Directors	22	¥679 million
Corporate auditors	4	¥82 million
Total	26	¥761 million

[Breakdown of auditors' remuneration]

Breakdown	Amount paid
a) Total fees paid by the Company and its consolidated subsidiaries for accounting audit services	¥48 million
b) Within the total of (a) above, the amount to be paid by the Company and its consolidated subsidiaries for accounting audit services in accordance with the Certified Public Accountant Law Article 2, Section 1 (Law No. 103 of 1948) (covering Audit attestation services)	¥47 million
c) Within the total of (b) above, audit fees to be paid to the Company's accounting auditors	¥35 million

(Note) In its audit contracts with its accounting auditors, Fuji Television has not established separate categories for audit fees in accordance with the Commercial Code and with the Securities Exchange Law. As the categorization is not possible in a substantive manner, the figure shown in (c) above is a total of these two fees.

2) Overview of human resource-related relationships, capital relationships, or business ties and other potential conflicts of interest between the company and its external directors and external auditors

Fuji Television has no business relationships related to human resources, capital, or technology with the companies whose directors have been appointed as its external directors and external auditors. However, Fuji Television does have business relationships with these companies in broadcasting and other areas. All transactions are conducted under the same terms and conditions as other business partners without such relationships.

3) Measures implemented over the past year aimed at improving corporate governance

Fuji Television worked to strengthen its internal systems and enhance its disclosure of various types of information to ensure the transparency of its management.

(7) Matters related to the parent company

Fuji Television does not have a parent company, so there are no applicable matters.

(8) Fundamental policies related to the group's capital strategies

The operating environment in the Japanese broadcasting industry is being reshaped by the accelerating convergence of broadcasting and telecommunications precipitated by the rapid advance of digitalization. To adapt to these changes, we must accurately grasp and analyze technological innovation and market needs and build new business models not bound by pre-conceived ideas. Further, to maintain a strong position in the media industry of the 21st century, we view it critical to change into a group management structure that allows for selectivity and focus of management resources to be executed both dynamically and efficiently. In addition, we recognize that from a capital perspective it is important to build a stable management structure over the long term is a critical management issue in order for the Fuji Television Group to fulfill its social mission and responsibilities as an operator of mass communication businesses that are highly linked to the public good.

Although Fuji Television and Nippon Broadcasting have a history of cooperation, they have managed their companies separately and, based on independent management policies and strategies, have established their respective positions as leaders in the television and radio broadcasting industries.

Based on our fundamental thinking described above, however, Fuji Television recently decided to acquire management control over Nippon Broadcasting and subsequently decided to making the company a wholly owned subsidiary at an early juncture. Based on this view, we were able to own 36.47% of Nippon Broadcasting's shares outstanding through a tender offer implemented between January 18 and March 7, 2005. At present, we are undertaking procedures to acquire the remaining shares necessary to make Nippon Broadcasting a wholly owned subsidiary during the first half of fiscal 2006. In addition, we intend to continue to realign capital and business affiliations as needed within the group in order to execute dynamic and efficient group management after Nippon Broadcasting becomes a wholly owned subsidiary.
Toward these ends, Fuji Television is making Nippon Broadcasting its wholly owned subsidiary through a share exchange with the aim of creating a group management structure with Fuji Television at the core that boosts productivity and enhances corporate value.

3. Business Performance and Financial Position

(1) Business Performance

Overview of Fiscal 2005, Ended March 31, 2005

Although the Japanese economy generally remained on a path toward recovery during fiscal 2005, signs of a deceleration surfaced in the second half of the fiscal year owing to the situation in Iraq, Palestine, and other parts of the Middle East, a global slump in IT demand, an upturn in oil prices, and appreciation in the yen. The Cabinet Office's *Monthly Economic Report* commented that the Japanese economy had been steadily recovering through October 2004. From November, the report noted that there were weak movements in some sectors, and then noted that the tone of the recovery had become more subdued. In addition, corporate earnings showed considerable improvement across the board with sustained increases in capital investment, despite slowing growth in consumer spending.

Against this backdrop, the recovery in the television advertising market that started in the second half of fiscal 2004 gained additional momentum. According to Dentsu Inc.'s *Advertising Expenditures in Japan 2004,* spending on television advertising amounted to ¥2,043.6 billion, up 4.9% year on year and rising for the second consecutive year, buoyed by the Athens Olympics and other drivers of the digital boom and extraordinary demand propelled by sweltering summer weather.

Amid this economic environment, we worked aggressive to expand our core Television Broadcasting business as well as our Broadcasting-related Business, Direct Marketing, and Other Businesses. Consolidated net sales for the Fuji Television Group rose 4.6% year on year to ¥476,733 million but operating income dipped 1.1% to ¥43,581 million owing to the profit decline in Direct Marketing and the losses in Other Businesses. Recurring profit fell 2.4% to ¥44,478 million as an improvement in investments in equity-method affiliates was offset by a decline in rental income. Net income for fiscal 2005 declined 7.6% to ¥22,845 million, owing to the impact of extraordinary losses, such as additions to provisions for loan loss reserves for Fuso Publishing, Inc.

Results by operating segment are as follows.

Years ended March 31

	Net sales			Operating income		
	2004	2005	Change	2004	2005	Change
	Millions of yen	Millions of yen	%	Millions of yen	Millions of yen	%
Television broadcasting	¥358,056	¥376,039	5.0	¥37,894	¥38,785	2.4
Broadcasting-related business	46,925	49,683	5.9	2,297	3,137	36.5
Direct marketing	67,107	68,366	1.9	3,477	2,248	(35.4)
Other businesses	29,997	30,431	1.4	419	(732)	---
Eliminated	(46,141)	(47,786)	---	(24)	142	---
Total	¥455,945	¥476,733	4.6	¥44,065	¥43,581	(1.1)

Television Broadcasting

The Television Broadcasting segment reflects the earnings of the parent company. Continuing the success of the interim period, we earned a "triple crown" in viewer ratings for the first time in 12 years by capturing the top spots in the "golden time" (19:00-22:00), prime time (19:00-23:00), and all day (06:00-24:00) slots, thanks again to the support of our viewership. As a result, revenues in our mainstay broadcasting operations rose 7.3% year on year to ¥296,588 million, reaching an all-time high.

In network time advertising sales, advertising sales of regular programming was up year on year owing to comparatively steady sales following a realignment of our programming in April and October 2004. Sales of one-off programming climbed substantially on the back of the Athens Olympics in the first half and an increase in the number of night professional baseball games broadcast. We also recorded a year-on-year rise in sales in the second half thanks to the contributions of the *Tokyo International Marathon* and the *International Chiba Ekiden* as well as year-end/New Year's programming, despite the lack of a showcase major sporting event like *World Cup Volleyball 2003* in the previous fiscal year. All told, network time sales rose 2.5% year on year and reached an all-time high.

In local time advertising sales, sales of regular programming were relatively firm and one-off sales of programming such as *24 -TWENTY FOUR* and year-end/New Year's programming helped boost sales over the previous year's performance.

Spot advertising sales climbed 13.3% year on year and reached a record high. Efficient slot management was rewarded with an expansion in market share. We were successful in expanding our markets owing to brisk sales during the fiscal year to makers of such home electronic products (digital consumer electronic products) as plasma and LCD TVs and hard disk and DVD recorders, real estate and housing equipment, apparel and household sundries, cosmetics and toiletries, and beverages.

Among non-advertising revenues, we scored major hits with such movies as *Umizaru*, *NIN X NIN Ninja Hattori-kun The Movie*, and *Swing Girls*. In addition, Cirque du Soleil's *Alegria* 2 Japan Tour—which is still running as of this writing—has been very well received and sales in our rights business have been strong thanks to DVD sales of *The Great White Tower* and Water Boys 2 and other titles as well as of *Hanerucchi* game for mobile phones. That said, revenues were down 4.1% and fell short of the record revenues of fiscal 2004, which were driven by the mega-hit movie *Bayside Shakedown 2*. Notwithstanding sales in the Television Broadcasting segment as a whole rose 5.0% year on year to ¥376,039 million, setting a new record for the second consecutive year.

On the cost side, we faced an increase in programming production costs, a decline in profit margins in non-advertising businesses, and an upturn in agency commissions. Yet the rise in sales led to a 2.4% increase in segment operating income to ¥38,785 million.

Broadcasting-related Business

This segment consists of subsidiaries involved in program production, set design, engineering, and other activities. Subsidiaries were successful in expanding programming-related sales, increasing sales from areas other than programming, and winning customers from outside the group and at the same time worked to cut costs as a percentage of sales. Consequently, Broadcasting-related Business sales amounted to ¥49,683 million (up 5.9% year on year) and operating income jumped 36.5% to ¥3,137 million.

Kyodo Television, Ltd. and other programming production companies are focusing on the secondary use of programming as a source of revenues from copyrights. They are conducting sales activities with an aim to improve their earnings. Additionally, each company is currently making preparations to build an even more efficient programming production system at the Rinkai Fukutoshin Studios (provisional name), which are scheduled to open in April 2007.

Direct Marketing

While personal spending is currently firm, consumers continue to be exceptionally demanding with respect to value for money. Despite this trend, the direct marketing industry enjoys strong sales through dedicated television shopping and direct sales over the Internet. Industrywide sales reached ¥2,790.0 billion in fiscal 2004 (source: Japan Direct Marketing Association) and sales overall remain on an upward trajectory.

Our Direct Marketing business posted a 1.9% rise in sales to ¥68,366 million thanks to catalog sales primarily of health and beauty products. Yet, expanded investment in the Fuji TV Dinos business and our customer strategy inflated costs and resulted in a 35.4% decline in segment operating income to ¥2,248 million.

Other Businesses

Results in this segment were mixed. Software developer Fujimic saw major orders from Fuji Television run their course, but was able to increase sales from external sources and posted earnings near the record posted in fiscal 2004. Fujisankei Jinzai Inc. merged with Japan Executive Center, Inc. on April 1, 2004 (the start of fiscal 2005) and thus has both temporary staffing and placement functions. The benefits of the merger surfaced in the form of higher revenues and profits. On the other hand, Fuso Publishing, Inc. posted a sizeable loss for the fiscal year, a slump in sales of magazines and books was compounded by an extraordinary loss owing to the collapse of one of its business partners. Although sales rose 1.4% ¥30,431 million, the segment posted an operating loss of ¥732 million.

Equity-method Affiliates

Among equity-method affiliates, Pony Canyon enjoyed brisk sales of DVDs and thus saw profits grow considerably, while losses narrowed at Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.). Other affiliates posted strong comparatively performances, resulting in equity in earnings of affiliated companies (net of dividends) of ¥657 million, up 10.0% year on year.

Outlook for the Fiscal Year Ending March 31, 2006

Fuji Television will continue to strengthen its core media—digital terrestrial broadcasting—and work to improve its content production capabilities along with responding to needs of digital broadcasting, including the production of high-definition programming, data broadcasting, and broadcasting targeted at mobile terminals.

As perceptions have emerged that the Japanese economy has hit a plateau advertising expenditures in the four major media are expected to grow 0.3% year on year in 2005, despite 2.6% growth in 2004 (source: *Advertising Expenditures in Japan*, Dentsu Inc.). Sales growth has been somewhat sluggish slight since the start of 2005, tempering optimism over the business outlook. Against this backdrop, the Company will continue to carry out aggressive business development as well as appropriate cost-cutting measures.

Further, with Nippon Broadcasting becoming a subsidiary of Fuji Television, Nippon Broadcasting, Pony Canyon, Fujisankei Ad-Work, Inc., will change from equity-method affiliates to consolidated subsidiaries. In addition, Pony Canyon Enterprise Inc., Nippon Broadcasting Project, Inc. and Big Shot Inc. are scheduled to become newly consolidated subsidiaries of Fuji Television (see the section below on "Important Subsequent Events" for further details).

With the consolidation of these six companies, we forecast a ¥88.0 billion rise in consolidated net sales for fiscal 2006; however, we also anticipate a year on year decline in profits owing to additional amortization in the consolidated adjustment account resulting from making Nippon Broadcasting a wholly owned subsidiary. However, we will implement group realignment more efficiently, and review our operations across the board while promoting selectivity and focus in our management resources in other to generate maximum synergies through our media mix.

For fiscal 2006, we forecast consolidated net sales of ¥564.8 billion, recurring profit of ¥43.6 billion, and net income of ¥20.8 billion. On a nonconsolidated basis, we forecast net sales of ¥364.2 billion, recurring profit of ¥40.2 billion, and net income of ¥20.8 billion.

(2) Financial condition

Net cash flows provided by operating activities during fiscal 2005 decreased ¥583 million from the same period of the previous year to ¥44,673 million, reflecting primarily a downturn in earnings in the Direct Marketing business despite a rise in sales and an operating loss in Other Businesses, which offset the rise in sales and earnings in the core Television Broadcasting and the Broadcasting-related Business segments.

Net cash flows used in investing activities amounted increased ¥67,448 million to ¥135,516 million owing mainly to funds used in the acquisition of land for the construction of new studios and an increase in the acquisition of investment securities related to the tender offer for Nippon Broadcasting's shares.

Net cash provided by financing activities declined ¥16,225 million to ¥76,731 million. Although the Company issued ¥80.0 billion in unsecured convertible bonds with stock acquisition rights during fiscal 2005, in the previous fiscal year the Company raised ¥92.8 billion through a capital increase.

As a result, cash and cash equivalents at the end of the fiscal year totaled ¥113,408 million, a ¥11,824 million decline year on year.

Trends in cash flow indices are shown below:

Years ended March 31

	2002	2003	2004	2005
Equity ratio (%)	77.0	76.5	80.2	70.3
Equity ratio, based on market value (%)	152.4	79.9	116.5	87.3
Number of years for amortization (years)	0.2	0.2	0.1	0.1
Interest coverage ratio	160.2	226.4	356.6	362.8

Notes

1. Equity ratio=total shareholders' equity/total assets
2. Equity ratio based on market value: Total market value of stocks/total assets
3. Number of years for amortization: interest-bearing debt/operating cash flows
4. Interest coverage ratio: operating cash flows/interest payments

*1. All indices are calculated on a consolidated basis.

*2. The total market value of stocks is calculated by multiplying market value at the balance sheet date by the number of shares issued by the balance sheet date.

*3. "Operating cash flows" refers to cash flows used in operating activities as shown in the consolidated balance sheets.

*4. "Interest-bearing debt" refers to all debts listed in the consolidated balance sheets on which the Company pays interest. "Interest payments" denotes interest payments as reflected in the consolidated cash flow statements.

CONSOLIDATED BALANCE SHEETS

At March 31

	2004		2005		Change from the previous year
	Millions of yen	%	Millions of yen	%	
ASSETS					
Current assets:					
1. Cash and time deposits	26,665		38,855		
2. Trade notes and accounts receivable	96,978		98,127		
3. Marketable securities	115,240		135,881		
4. Inventories	20,968		22,557		
5. Deferred income tax	4,840		6,256		
6. Beneficial interests in trusts	59,781		---		
7. Other current assets	11,211		17,311		
8. Less allowance for doubtful accounts	(270)		(179)		
Total current assets	335,416	53.6	318,810	46.8	(16,606)
Fixed assets:					
1. Tangible fixed assets					
(1) Buildings and structures	93,685		89,484		
(2) Machinery and equipment	10,549		13,302		
(3) Land	4,388		20,340		
(4) Construction in progress	1,405		1,287		
(5) Other tangible fixed assets	3,204		3,211		
Total tangible fixed assets	113,232	18.1	127,626	18.7	14,393
2. Intangible fixed assets					
(1) Leased land rights	14,393		14,393		
(2) Software	10,080		12,839		
(3) Adjustment of consolidation	1,578		3,774		
(4) Other intangible fixed assets	7,016		12,590		
Total intangible fixed assets	33,069	5.3	43,598	6.4	10,528
3. Investments and other assets					
(1) Investment in securities	132,014		176,097		
(2) Long-term loans	65		102		
(3) Deferred income tax	3,321		3,614		
(4) Other	9,778		15,317		
(5) Less allowance for doubtful accounts	(1,112)		(3,975)		
Total investments and other assets	144,068	23.0	191,155	28.1	47,087
Total fixed assets	290,370	46.4	362,380	53.2	72,010
Total assets	625,786	100.0	681,190	100.0	55,403

At March 31

	2004		2005		Change from the previous year
	Millions of yen	%	Millions of yen	%	
LIABILITIES					
Current liabilities:					
1. Trade notes and accounts payable	43,637		45,540		
2. Short-term borrowings	2,072		2,015		
3. Accrued income taxes	5,849		14,668		
4. Allowance for sales returns	131		138		
5. Allowance for loss on cancellation of contracts	---		16		
6. Other current liabilities	31,908		35,772		
Total current liabilities	83,600	13.4	98,152	14.4	14,552
Long-term liabilities:					
1. Bonds with stock purchase rights	332		63,223		
2. Long-term borrowings	---		293		
3. Deferred tax liabilities	6,158		3,219		
4. Retirement allowance for employees	23,232		23,863		
5. Retirement allowance for directors	2,123		2,880		
6. Other long-term liabilities	788		383		
Total long-term liabilities	32,635	5.2	93,864	13.8	61,228
Total liabilities	116,235	18.6	192,017	28.2	75,781
MINORITY INTERESTS					
Minority interests	7,680	1.2	10,084	1.5	2,404
SHAREHOLDERS' EQUITY					
Common stock	106,200	17.0	114,750	16.9	
Capital surplus	133,664	21.4	142,214	20.9	
Retained earnings	252,821	40.4	272,090	39.9	
Reevaluation differences of land	2,108	0.3	2,103	0.3	
Valuation gain on other securities	24,199	3.9	18,545	2.7	
Foreign exchange adjustment	(985)	(0.2)	(1,236)	(0.2)	
Treasury stock	(16,139)	(2.6)	(69,380)	(10.2)	
Total shareholders' equity	501,870	80.2	479,088	70.3	(22,782)
Total liabilities, minority interests and shareholders' equity	625,786	100.0	681,190	100.0	55,403

CONSOLIDATED STATEMENTS OF INCOME
Years ended March 31

	2004			2005			Change from the previous year	
	Millions of yen		%	Millions of yen		%	Millions of yen	%
Net sales		455,945	100.0		476,733	100.0	20,788	4.6
Cost of sales		289,371	63.5		301,561	63.3	12,189	4.2
Gross profit		166,574	36.5		175,172	36.7	8,598	5.2
Selling, general and administrative expenses								
1. Selling expense	88,198			93,825				
2. General and administrative expenses	34,310	122,509	26.8	37,765	131,591	27.6	9,082	7.4
Operating income		44,065	9.7		43,581	9.1	(483)	(1.1)
Non-operating revenues								
1. Interests	264			352				
2. Dividends	341			723				
3. Equity in earnings of affiliates	597			657				
4. Rental fee	2,399			1,064				
5. Sale of marketable securities	---			14				
6. Others	462	4,065	0.9	224	3,036	0.6	(1,029)	(25.3)
Non-operating expenses								
1. Interests	126			123				
2. Losses on partnership investments	648			594				
3. Expenses of issuance of new stock	474			94				
4. Expenses of issuance of bond	---			68				
5. Expenses relate to tender offer	---			188				
6. Rental fee	1,164			851				
7. Others	152	2,566	0.6	218	2,138	0.4	(427)	(16.7)
Recurring profit		45,564	10.0		44,478	9.3	(1,085)	(2.4)

	2004			2005			Change from the previous year	
	Millions of yen		%	Millions of yen		%	Millions of yen	%
Extraordinary gain								
1. Gain on the sale of fixed assets	304			8				
2. Gain on the sale of investment securities	0			69				
3. Interest on leveraged assets	173			---				
4. Dividends of liquidated	63			---				
5. Others	48	590	0.1	10	88	0.0	(501)	(85.0)
Extraordinary loss								
1. Loss on sale of fixed assets	3,012			281				
2. Loss on disposal of fixed assets	120			434				
3. Loss on sale of investment securities	---			46				
4. Devaluation of investment securities	---			286				
5. Devaluation of holdings in affiliates	119			---				
6. Devaluation of membership	23			45				
7. Retirement benefit expenses	351			---				
8. Reserves for allowance for doubtful accounts	---			2,503				
9. Reserves for membership deposits	54			281				
10. Reserves for loss on allowance for cancellation of contracts	---			16				
11. Loss on cancellation of contracts	---			631				
12. Loss on sale of membership	---			6				
13. Others	86	3,767	0.8	301	4,837	1.0	1,069	28.4
Income before income taxes		42,387	9.3		39,730	8.3	(2,657)	(6.3)
Income taxes and enterprise taxes	13,435			19,475				
Adjustment for income taxes	3,339	16,775	3.7	(1,456)	18,019	3.8	1,243	7.4
Minority interests		897	0.2		(1,134)	(0.3)	(2,032)	(226.4)
Net income		24,714	5.4		22,845	4.8	(1,868)	(7.6)

APPROPRIATION OF CONSOLIDATED RETAINED EARNINGS

Years ended March 31

	2004		2005	
	Millions of yen		Millions of yen	
CAPITAL SURPLUS				
Capital surplus at the beginning of the year		87,228		133,664
Increase in capital surplus				
1. Issuance of new stock by public offering	46,436		---	
2. Issuance of new stock through the exercise of warrants	---	46,436	8550	8,550
Capital surplus at the end of the period		133,664		142,214
RETAINED EARNINGS				
Retained earnings at the beginning of the year		230,167		252,821
Consolidated retained earnings at the beginning of the year				
Increase in retained earnings				
1. Net income	24,714		22,845	
2. Increase in retained earnings with change of number of subsidiaries	20	24,734	---	22,845
Decrease in retained earnings				
1. Cash dividends	1,827		3,235	
2. Directors' bonuses	253		259	
<including corporate auditors>	<17>		<14>	
3. Decrease in retained earnings with change of number of subsidiaries	---	2,081	81	3,576
Retained earnings at the end of the period		252,821		272,090

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31

	2004	2005	Change from the previous year
	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities			
1. Income before income tax	42,387	39,730	
2. Depreciation	11,312	12,673	
3. Amortization of consolidated differences	307	547	
4. Increase (decrease) in allowance for doubtful accounts	(197)	2,692	
5. Increase (decrease) in other allowances	---	966	
6. Interest and dividend receivable	(606)	(1,075)	
7. Interests expense	126	123	
8. Loss on revaluation of foreign currency assets	44	0	
9. Equity in earnings of affiliated companies, net of dividends	(597)	(657)	
10. (Gain) loss on sale and disposal of fixed assets	2,828	707	
11. (Gain) loss on sale of marketable securities	(0)	(23)	
12. Decrease (increase) in notes and accounts receivable, trade	(1,946)	(946)	
14. Decrease (increase) in inventories	3,870	(1,255)	
15. Increase in notes and accounts payable	239	1,506	
16. Others	(620)	(427)	
Subtotal	57,148	54,563	(2,584)
17. Proceeds from interests and dividend income	768	1,298	
18. Payment of interests	(126)	(123)	
19. Payment of income tax	(12,319)	(11,036)	
20. Others	(214)	(29)	
Net cash provided by operating activities	45,256	44,673	(583)
Cash flows from investing activities			
1. Payments for purchase of marketable securities	(72,716)	(73,981)	
2. Proceeds from sales of marketable securities	43,525	66,503	
3. Payments on purchase of tangible fixed assets	(7,137)	(23,228)	
4. Proceeds from sale of tangible fixed assets	10,223	386	
5. Payments on purchase of intangible fixed assets	(4,680)	(8,736)	
6. Redemption of bonds	(13,957)	(110,460)	
7. Proceeds from sale of marketable securities	2,070	742	
8. Payments for the acquisition of subsidiaries' stock associated with changes to the scope of consolidation	(5,262)	(2,840)	
9. Payments for the loans	(33)	(22)	
10. Proceeds from the loans collected	25	32	
11. Others	(20,125)	16,089	
Net cash used in investing activities	(68,067)	(135,516)	(67,448)

	2004	2005	Change from the previous year
	Millions of yen	Millions of yen	Millions of yen
Cash flows from financing activities			
1. Net decrease in short-term borrowings	---	(1,220)	
2. Proceeds from long-term borrowings	---	80	
3. Repayments of long-term debt	(227)	(163)	
4. Proceeds from the issuance of bonds with stock purchase rights	332	80,000	
5. Proceeds from the issuance of stock	92,872	---	
6. Dividends paid by the Company	(1,827)	(3,235)	
7. Dividends paid to minority interests	(70)	(102)	
8. Proceeds from minority interests	1,877	1,373	
Net cash used in financing activities	92,956	76,731	(16,225)
Effect of exchange rate changes on cash and cash equivalents	(168)	(31)	
Net increase (decrease) in cash and cash equivalents	69,976	(14,142)	
Cash and cash equivalents at the beginning of the year	55,377	125,232	69,855
Cash and cash equivalents at the beginning of the year associated with new consolidation	---	2,318	
Decrease in cash and cash equivalents resulting from change in scope of consolidation	(121)	---	
Cash and cash equivalents at the end of the year	125,232	113,408	(11,824)

Year ended March 31, 2004 (Figures less than ¥1 million have been omitted.)

	Millions of yen						
	TV broadcasting	TV broadcasting -related business	Direct marketing	Other	Total	Eliminations	Consolidated
Net sales:							
1. Net sales to third parties	352,558	18,507	66,654	18,225	455,945	---	455,945
2. Intra-group net sales and transfers	5,498	28,418	452	11,771	46,141	(46,141)	---
Total sales	358,056	46,925	67,107	29,997	502,086	(46,141)	455,945
Operating expenses	320,162	44,627	63,629	29,578	457,997	(46,116)	411,880
Operating income	37,894	2,297	3,477	419	44,089	(24)	44,065
Assets, depreciation, and capital expenditures:							
Total assets	559,594	26,107	20,435	28,110	634,248	(8,461)	625,786
Depreciation	10,185	423	389	511	11,510	(197)	11,312
Capital expenditures	11,010	321	1,048	45	12,426	(573)	11,852

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
TV broadcasting business	Sales of TV broadcasting time and programming
TV broadcasting-related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Other	Temporary agency services, movables leasing, software development, publishing

Year ended March 31, 2005 (Figures less than ¥1 million have been omitted.)

	Millions of yen						
	TV broadcasting	TV broadcasting -related business	Direct marketing	Other	Total	Eliminations	Consolidated
Net sales:							
1. Net sales to third parties	370,463	19,881	67,966	18,422	476,733	---	476,733
2. Intra-group net sales and transfers	5,575	29,802	399	12,009	47,786	(47,786)	---
Total sales	376,039	49,683	68,366	30,431	524,520	(47,786)	476,733
Operating expenses	337,253	46,545	66,118	31,163	481,081	(47,929)	433,152
Operating income	38,785	3,137	2,248	(732)	43,438	142	43,581
Assets, depreciation, and capital expenditures:							
Total assets	647,980	28,729	20,915	45,850	743,475	(62,285)	681,190
Depreciation	11,272	594	504	566	12,937	(264)	12,673
Capital expenditures	29,354	1,014	303	3,472	34,144	(726)	33,418

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
TV broadcasting business	Sales of TV broadcasting time and programming
TV broadcasting-related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Other	Temporary agency services, movables leasing, software development, publishing

Important Subsequent Events

During fiscal 2005 (April 1, 2004 through March 31, 2005)

(1) Conclusion of a basic agreement with livedoor

With the aim of making affiliate Nippon Broadcasting a wholly owned subsidiary and at the same time establishing a business tie-up with livedoor Co., Ltd., the Board of Directors of Fuji Television at a meeting convened on April 18, 2005 reached a basic agreement with livedoor to purchase 100% of the outstanding shares of livedoor Partners Co., Ltd. a wholly owned subsidiary of livedoor and thus acquire that company and also underwrite a capital increase through third-party share allocation by livedoor. Details of the basic agreement are provided below.

Note: livedoor Partners is a subsidiary of livedoor Financial Holdings Co. Ltd., a wholly owned subsidiary of livedoor, which holds 32.4% (10,627,410 shares) of Nippon Broadcasting's total shares outstanding (32,800,000 shares).

a) Acquisition of livedoor Partners via transfer of all livedoor Partners' shares to Fuji Television

Main businesses: Investment businesses (Headquarters: Minato Ward, Tokyo, President: Takafumi Horie; Paid-in capital: ¥10 million)

Selling entity: livedoor Financial Holdings Co., Ltd.

Total purchase price: ¥67,000 million (Scheduled. Fuji Television has also agreed to purchase or repay all loans made to livedoor Partners by livedoor and its subsidiaries)

Share transfer date: May 23, 2005

b) Underwriting of a third-party share allocation to be implemented by livedoor

Number of shares to be allocated: 133,740,000 shares (common stock)

Capital stake after the capital increase: 12.75% (Based on 915,322,809.53 shares outstanding as of April 15, 2005 and the number of shares to be allocated shown above)

Total amount underwritten: ¥44,000 million (¥329 per share)

Payment date: May 23, 2005

(2) Basic agreement to make Nippon Broadcasting a wholly owned subsidiary of Fuji Television

The Board of Directors of Fuji Television and Nippon Broadcasting agreed on April 18, 2005 to a basic agreement to make Nippon Broadcasting a wholly owned subsidiary of Fuji Television, on the assumption that Fuji Television will own 68.87% (22,588,424 shares), including shares held by livedoor Partners, of the 32,800,000 Nippon Broadcasting shares outstanding following the acquisition of livedoor Partners described in (1)(a) above.

In making Nippon Broadcasting a wholly owned subsidiary of Fuji Television, the companies plan on September 1, 2005 to implement a simplified share exchange through a cash-out merger, which is a support measure under Law on Special Measures for Industrial Revitalization (hereinafter the Industrial Revitalization Law), premised on approval under that law. The amount of money to be delivered to Nippon Broadcasting's shareholders through this share exchange is scheduled to be ¥6,300 per share, and the total funds to spent by the group in this share exchange and the share buybacks to be implemented by Nippon Broadcasting going forward is ¥63,800 million.

(3) Changes to the scope of consolidation following Nippon Broadcasting becoming a subsidiary of Fuji Television

If Nippon Broadcasting becomes a subsidiary of Fuji Television in accordance with (1) and (2) described above, Nippon Broadcasting and its major subsidiary Pony Canyon are scheduled to convert from being equity-method affiliates to companies included in the scope of consolidation, and we plan to change our scope of consolidation to reflect this.

A summary of the results of Nippon Broadcasting and Pony Canyon for the fiscal year ended March 31, 2005 is shown below.

a) Summary of Nippon Broadcasting's results for fiscal 2005 (Main business: Radio broadcasting)

(Abbreviated balance sheet)

Category	Millions of Yen	Category	Millions of Yen
Current Asset	32,967	Current Liability	3,418
Fixed Asset	173,736	Long-term Liability	61,847
		Total Liability	65,265
		Shareholders' Equity	141,437
		<Paid-in Capital>	<4,150>
Total Asset	206,703	Total Liability and Total Shareholders' Equity	206,703

(Abbreviated statement of income)

Category	Millions of Yen
Net Sales	29,206
Operating Income	291
Recurring Profit	1,073
Income before Income Taxes	249
Net Income	167

b) Summary of Pony Canyon's results for fiscal 2005 (Main business: Music and video businesses)

(Abbreviated balance sheet)

Category	Millions of Yen	Category	Millions of Yen
Current Asset	26,235	Current Liability	17,705
Fixed Asset	5,475	Long-term Liability	3,297
		Total Liability	21,003
		Shareholders' Equity	10,708
		<Paid-in Capital>	<1,200>
Total Asset	31,711	Total Liability and Total Shareholders' Equity	31,711

(Abbreviated statement of income)

Category	Millions of Yen
Net Sales	64,264
Operating Income	5,032
Recurring Profit	4,879
Income before Income Taxes	3,519
Net Income	2,949

(4) Contract concluded to establish a commitment line through the syndication method

At a meeting convened on May 13, 2005, the Board of Directors of Fuji Television approved the conclusion of a contract to establish a commitment line through the syndication method. The funds will be allowed for working capital and to purchase shares of Nippon Broadcasting in order to make that company a subsidiary of Fuji Television.

Arranger:	Bank of Tokyo-Mitsubishi, Ltd (joint arranger) Mizuho Corporate Bank, Ltd. (joint arranger and bookrunner) Sumitomo Mitsui Banking Corporation (joint arranger)
Agent:	Bank of Tokyo-Mitsubishi, Ltd.
Contract date:	May 18, 2005
Date of contract termination:	May 16, 2006
Maximum limit of contract:	¥90,000 million
Interest rate:	TIBOR + 0.15%
Repayment terms:	To be repaid in full on the repayment date (the Company will select the repayment date from within six months of the start of each loan)

(5) Change in categorization of business segments

For the fiscal year ended March 31, 2005, Fuji Television's business segment have been categorized into Television Broadcasting, Broadcasting-Related Business, Direct Marketing, and Other Businesses. From the fiscal year ending March 31, 2006, these categories will be reorganized into Broadcasting, Broadcasting-Related Business, Direct Marketing, Video and Music, and Other Businesses.

In addition, to the changes in the scope of consolidation resulting from Nippon Broadcasting becoming a subsidiary as described (1), (2), and (3) above, we intend to review the business categories included in our operating segments. In other words, we will combine Fuji Television's television broadcasting business with Nippon Broadcasting's radio broadcasting business under the "Broadcasting" segment, and we will make Video and Music an independent segment, taking it out of the "Other Businesses" segment to reflect its increased importance now that Pony Canyon will be a consolidated subsidiary.

Business segments under the new classifications if applied to the fiscal year ended March 31, 2005 are as follows.

Year ended March 31, 2005 (Figures less than ¥1 million have been omitted.)

	Millions of yen							
	Broadcasting	Broadcasting-related business	Direct marketing	Video and Music	Other	Total	Eliminations	Consolidated
Net sales:								
1. Net sales to third parties	370,463	19,881	67,966	895	17,526	476,733	---	476,733
2. Intra-group net sales and transfers	5,575	29,802	399	4	12,004	47,786	(47,786)	---
Total sales	376,039	49,683	68,366	900	29,531	524,520	(47,786)	476,733
Operating expenses	337,253	46,545	66,118	1,416	29,747	481,081	(47,929)	433,152
Operating income	38,785	3,137	2,248	(515)	(216)	43,438	142	43,581
Assets, depreciation, and capital expenditures:								
Total assets	594,738	28,729	20,915	24,846	21,004	690,233	(9,043)	681,190
Depreciation	11,272	594	504	420	146	12,937	(264)	12,673
Capital expenditures	29,354	1,014	303	3,302	169	34,144	(726)	33,418

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Segment	Services and products provided
Broadcasting	Television and radio broadcasting
Broadcasting-Related Business	Planning, production, engineering and relay operations well as other businesses for TV programming for programming
Direct Marketing	Direct marketing, sale of fresh flowers
Video and Music	Production and sale of music and video software, management of music copyrights, etc.
Other Businesses	Temporary agency services, real estate leasing, software development, publishing, etc.

Fuji Television Network, Inc.

May 20, 2005

Flash Report (Non-Consolidated Basis)

Results for fiscal year ended March 31, 2005

Company Name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations Department Telephone: +81-3-5500-8258

Date of the meeting of the Board of Directors to settle the year-end consolidated accounts: May 20, 2005.

Date of the General Meeting of the Shareholders: June 29, 2005.

Date of the payment for year-end dividends: June 30, 2005.

Interim dividends: Yes Unit stock system: No

1. Performance

(1) Operating results

Years ended March 31 (Figures less than ¥1 million have been omitted.)

	Net sales		Operating income		Recurring profit	
	Million of yen	%	Million of yen	%	Million of yen	%
2005	376,039	5.0	38,785	2.4	40,170	0.9
2004	358,056	7.3	37,894	12.5	39,820	10.8

	Net income		Net income per share	Net income per share after dilution	Return on equity	Recurring profit-to-total capital ratio	Recurring profit-to-net sales ratio
	Million of yen	%	Yen	Yen	%	%	%
2005	21,970	4.0	8,787.00	8,684.57	4.5	6.6	10.7
2004	21,131	61.4	19,535.96	---	5.1	8.1	11.1

1. Average number of shares outstanding during the period: 2005: 2,489,133 shares, 2004: 1,073,976 shares
2. Change in accounting method: none
3. Percentages indicate year-on-year increase/(decrease) in net sales, operating income, recurring profit, and net income.

(2) Dividends

Years ended March 31

	Dividends per share for the fiscal year			Total amount of dividends (for the entire fiscal year)	Payout ratio	Dividends-to-shareholders' equity ratio
		Interim dividends	Year-end dividends			
	Yen	Yen	Yen	Million of yen	%	%
2005	5,000.00	600.00	4,400.00	12,760	56.9	2.5
2004	2,000.00	600.00	1,400.00	2,368	10.2	0.5

(3) Financial data

At March 31 (Figures less than ¥1 million have been omitted.)

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million of yen	Million of yen	%	Yen
2005	664,267	508,053	76.5	198,371.04
2004	561,266	477,887	85.1	383,888.90

Number of shares outstanding at fiscal year-end: 2005: 2,560,635 shares, 2004: 1,244,468 shares

Number of treasury stocks at fiscal-year end: 2005: 59,671 shares, 2004: 29,835 shares

2. Forecast for fiscal year ending March 31, 2006

	Net sales	Recurring profit	Net income	Dividends per share for the fiscal year		
				Interim dividends	Year-end dividends	
	Million of yen	Million of yen	Million of yen	Yen	Yen	Yen
Interim period	186,100	19,500	9,600	2,000.00	---	---
Fiscal year	364,200	40,200	20,800	---	2,000.00	4,000.00

(Reference)

Non-Consolidated net income per share for the fiscal year is forecast to be ¥8,084.71.

* The above forecasts and those presented in appended material are based on future-oriented assumptions, projections, and targets, so they contain elements of risk and uncertainty. Actual results may differ from these forecasts due to various important elements.

NET SALES BY OPERATIONS

Years ended March 31 (Figures less than ¥1 million have been omitted.)

	2004		2005		Change from the previous year	
	Million of yen	%	Million of yen	%	Million of yen	%
Broadcasting Operations	304,830	85.1	325,020	86.4	20,190	6.6
Broadcasting	276,379	77.2	296,588	78.9	20,209	7.3
Net time	130,623	36.5	133,905	35.6	3,281	2.5
Local time	21,639	6.0	22,041	5.9	402	1.9
Spot	124,116	34.7	140,641	37.4	16,524	13.3
Broadcasting Related Business	28,450	7.9	28,431	7.5	(19)	(0.1)
Sale of TV programs	17,708	4.9	17,599	4.6	(109)	(0.6)
Others	10,742	3.0	10,832	2.9	90	0.8
Other operations	53,226	14.9	51,018	13.6	(2,207)	(4.1)
Total	358,056	100.0	376,039	100.0	17,982	5.0

(Translation)

May 20, 2005

Dear Sirs:

Name of the company: Fuji Television Network, Incorporated
Representative: Koichi Murakami
President and Representative Director
(Code No. 4676, 1st section of Tokyo Stock Exchange)
Person to contact: Shoichiro Ishimaru
General Manager of Administration Dept.
Tel: 03-5500-8888

Amendment to the Articles of Incorporation

Notice is hereby given that at the meeting of the Board of Directors of Fuji Television Network, Incorporated (the "Company") held on May 20, 2005, the Company determined to submit a proposition for the "Amendment to the Articles of Incorporation" to its 64th Ordinary General Meeting of Shareholders to be held on June 29, 2005, as described below:

Description

The particulars of the amendment to the Articles of Incorporation are as follows:

1. Change of the number of shares authorized to be issued

To maintain and enhance the Company's value and implement its capital policy steadily and agilely, the Company intends to change the total number of shares authorized to be issued by the Company from 6,000,000 shares to 9,000,000 shares.

The total number of currently issued shares is 2,620,306.51 shares.

2. Amendment upon abolition of the policy of the closing of the register of shareholders

The Company intends to make required amendment to the provision in respect of which a resolution to amend the Articles of Incorporation shall be deemed to be adopted in accordance with Article 36, paragraph 19 of the Supplementary Provisions to the "Law to Amend Part of the Law Concerning Transfers of Debentures to Rationalize Settlements in Dealing of Shares, Etc." (2004 Law No. 88).

3. Reduction of the number of Directors

To facilitate swifter decision-making on management and more efficient execution of business, the Company intends to reduce the maximum number of Directors from 35 to 20.

4. Change of the term of office of Directors

To clarify the responsibilities of Directors for management and respond to changes in the business environment flexibly and rapidly, the Company intends to change the term of office of Directors from two years to one year.

The proposed "change of the number of shares authorized to be issued" and "reduction of the number of Directors", which can be used as anti-takeover measures, are principally aimed to implement its capital policy steadily and agilely, improve the flexibility and efficiency of management and enhance the Company's value.

The Company is prepared to take defensive actions against any hostile takeover that will harm its value, whenever necessary. In the event that the Company determines to implement any anti-takeover measure that may affect its shareholders and investors in the future, the details thereof will be publicized immediately.

- END -

(Translation)

May 23, 2005

Dear Sirs:

Name of the company: Fuji Television Network, Incorporated

Representative: Koichi Murakami
President and Representative Director

(Code No. 4676, 1st section of Tokyo Stock Exchange)

Person to contact: Kazunobu Iijima
Executive Officer and General
Manager of Corporate Planning Dept.
Tel: 03-5500-8888 (Key)

Notice of Merger

Notice is hereby given that Fuji Television Network, Incorporated (the "Company") will merge LF Holdings Co., Ltd. ("LF Holdings"), as described below:

Description

1. Purpose of Merger

The Company and Nippon Broadcasting System, Incorporated ("Nippon Broadcasting") intend to make Nippon Broadcasting a wholly owned subsidiary of the Company to build up a group management system that will facilitate more flexible and efficient selection and concentration of their management resources, and to enhance productivity and their enterprise value. For that purpose, subject to the authorization under the Law on Special Measures for Industrial Revitalization of Japan (the "Industrial Revitalization Law") that offers the advantage of the speedy acquisition of wholly owned subsidiaries, both companies entered into a basic agreement on a share-for-share exchange (*kabushiki kokan*) (the "Share Exchange") on April 18, 2005 and filed an application for the authorization under the Industrial Revitalization Law today.

Prior to the Share Exchange, to keep in order its ownership of Nippon Broadcasting, the Company will merge LF Holdings, a wholly owned subsidiary of the Company, which owns 32.4% (10,627,410 shares) of the total number of issued shares of Nippon Broadcasting.

2. Summary of Merger

(1) Scheduling of Merger:

May 23, 2005	Execution of merger agreement
June 7, 2005	General meeting of shareholders for approval of the merger agreement (LF Holdings) (expected)
July 12, 2005	Date of merger (expected)
July 12, 2005	Registration of merger (expected)

(2) Method of Merger:

A merger by which the Company shall be a surviving company and LF Holdings shall be dissolved. The merger will be conducted without obtaining the approval therefor at a General Meeting of Shareholders of the Company, as s simplified merger as provided for in Article 413-3, paragraph 1 of the Commercial Code of Japan.

(3) Merger Ratio and Payment upon Merger:

As the Company owns all of the issued shares of LF Holdings, no new shares will be issued or no capital will be increased upon merger. No payment upon merger will be made.

3. Parties to Merger in Outline

(1) Trade name	(Surviving company) Fuji Television Network, Inc. (as of March 31, 2005)	(Dissolving company) LF Holdings Co., Ltd. (as of May 23, 2005)
(2) Main business	Television broadcasting business pursuant to the Broadcasting Law of Japan	Investment business
(3) Date of Incorporation	November 18, 1957	October 19, 2004
(4) Location of registered head office	4-8, Daiba 2-chome, Minato-ku, Tokyo	4-8, Daiba 2-chome, Minato-ku, Tokyo
(5) Representative	Koichi Murakami President and Representative Director	Kazunobu Iijima President and Representative Director
(6) Stated capital	¥114,750 million	¥10 million
(7) Total number of issued shares	2,620,306 shares	200 shares
(8) Stockholders' equity	¥508,053 million	¥1,175 million
(9) Total assets	¥664,267 million	¥66,954 million
(10) Date of closing of accounts	March 31 of each year	September 30 of each year

(11) Employees	1,367 persons	0 person
(12) Main customers	DENTSU INC. Hakuhodo DY Media Partners Incorporated	-
(13) Principal shareholders and percentage of shares held by them (As of March 31, 2002)	Softbank Investment Corporation 13.50% Daiwa Securities SMBC Co. Ltd. 8.42% Toho Co., Ltd. 6.99% The Master Trust Bank of Japan, Ltd. 3.64% Nippon Cultural Broadcasting Inc. 2.97% Japan Trustee Services Bank, Ltd. 2.62% Kansai Telecasting Corporation 2.08%	Fuji Television Network, Inc. 100.00%
(14) Main banks	The Bank of Tokyo-Mitsubishi, Ltd. Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation	Sumitomo Mitsui Banking Corporation
(15) Relationship between the parties	Capital:	The surviving company owns all of the issued shares of the dissolving company.
	Personnel:	Three employees of the surviving company are serving concurrently as directors of the dissolving company.
	Transaction:	None.

(16) Business results for the latest three years

	Fuji Television Network, Incorporated					
	(Consolidated)			(Non-consolidated)		
Business year	2002 (from April 1, 2002 to March 31, 2003)	2003 (from April 1, 2003 to March 31, 2004)	2004 (from April 1, 2004 to March 31, 2005)	2002 (from April 1, 2002 to March 31, 2003)	2003 (from April 1, 2003 to March 31, 2004)	2004 (from April 1, 2004 to March 31, 2005)
Net sales (¥ million)	429,004	455,945	476,733	333,729	358,056	376,039
Ordinary income (¥ million)	37,744	45,564	44,478	35,938	39,820	40,170
Net income (¥ million)	14,816	24,714	22,845	13,095	21,131	21,970
Net income per share (¥)	13,617.49	22,765.20	9,056.14	12,103.22	19,535.96	8,787.00
Annual dividend per share (¥)	-	-	-	1,750	2,000	5,000
Shareholders' equity per share (¥)	351,919.49	403,094.41	203,653.65	331,480.06	383,888.90	198,371.04

(Note) A stock split at the rate of 2 shares for 1 share was made as of May 20, 2004.

LF Holdings, which was incorporated on October 19, 2004, has never closed its accounts. It has registered no sales for the period from its incorporation up to May 23, 2005.

4. Status after Merger

(1)	Trade name:	Fuji Television Network, Inc
(2)	Main businesses:	Television broadcasting business pursuant to the Broadcasting Law of Japan
(3)	Location of registered head office:	4-8, Daiba 2-chome, Minato-ku, Tokyo
(4)	Representative:	Koichi Murakami President and Representative Director
(5)	Stated capital:	¥114,750 million (as of March 31, 2005) * No capital will be increased upon merger.
(6)	Total assets:	¥730,000 million (as of March 31, 2005) * Total assets will be increased by approximately ¥65.0 billion upon merger.
(7)	Date of closing of accounts:	March 31 of each year
(8)	Effect on business results:	The merger will have no significant effect on the business results of the Company.

- END -

(Translation)

May 23, 2005

Dear Sirs:

Name of the company: Fuji Television Network, Incorporated

Representative: Koichi Murakami
President and Representative Director

(Code No. 4676, 1st section of Tokyo Stock Exchange)

Person to contact: Kazunobu Iijima
Executive Officer and General
Manager of Corporate Planning Dept.
Tel: 03-5500-8888 (Key)

Name of the company: livedoor Co., Ltd.

Representative: Takafumi Horie
President and Representative Director

(Code No. 4753, Mothers)

Person to contact: Fumito Kumagai
Director
Tel: 03-5788-4753 (Key)

Notice of Completion of Transfer of Shares of livedoor Partners Co., Ltd. and Payment for Third-Party Allocation of Shares of livedoor Co., Ltd.

Notice is hereby given that Fuji Television Network, Incorporated (head office: Minato-ku, Tokyo, representative: Koichi Murakami, hereinafter "Fuji TV") and livedoor Co., Ltd. (head office: Shinjuku-ku, Tokyo, representative: Takafumi Horie, hereinafter "livedoor") today completed the transfer of all of the shares of livedoor Partners Co., Ltd. (head office: Minato-ku, Tokyo, representative: Takafumi Horie, hereinafter "livedoor Partners") to Fuji TV and equity participation of Fuji TV in livedoor based on the basic agreement concluded on April 18, 2005, as described below:

Description

I. Transfer of all of the shares of livedoor Partners Co., Ltd. to Fuji TV

Fuji TV today acquired from livedoor Financial Holdings Co., Ltd., a wholly owned subsidiary of livedoor, all of the shares of livedoor Partners Co., Ltd., a wholly owned subisidiary of livedoor Financial Holdings Co., Ltd.

1. Transfer prices

¥2.1 billion

(Note) Simultaneously upon the purchase of the shares of livedoor Partners, livedoor Partners appropriated the loan extended from Fuji TV for the repayment of debts payable to livedoor (and its subsidiaries). As a result, the aggregate purchase cost amounted to ¥67.0 billion.

2. Outline of livedoor Partners Co., Ltd.

(1)	Trade name:	livedoor Partners Co., Ltd.
(2)	Address:	38F, Roppongi Hills Mori Tower, 10-1 Roppongi 6-chome, Minato-ku, Tokyo
(3)	Representative:	Takafumi Horie Representative Director
(4)	Main business:	Investment business
(5)	Number of employees:	0
(6)	Capital:	¥10 million

3. Change of trade name

livedoor Partners, upon required formalities, changed its trade name to LF Holdings Co., Ltd. ("LF Holdings") and appointed a director as designated by Fuji TV today.

(1)	Trade name:	LF Holdings Co., Ltd.
(2)	Address:	4-8, Daiba 2-chome, Minato-ku, Tokyo
(3)	Representative:	Kazunobu Iijima Representative Director

4. Others

As a result of the transfer of the shares, Fuji TV has become the largest shareholder of Nippon Broadcasting who owns 68.87% (22,588,424 shares) of the total number of its issued shares, including those owned indirectly through LF Holdings and livedoor has become the second largest shareholder of Nippon Broadcasting who owns 17.60% (5,772,770 shares) of the total number of its issued shares.

II. Payment by Fuji TV for Third-Party Allocation of Shares of livedoor

Fuji TV completed the payment for third-party allocation of shares of livedoor today and consequently owns 12.75% of the total number of its issued shares.

Outline of Third-Party Allocation of Shares

(1)	Type of shares:	Shares of common stock
(2)	Number of shares allocated:	133,740,000 shares (Note) 14.61% of the total number of issued shares of livedoor (915,322,809.53 shares as of April 15, 2005) (12.75% of the total number of 1,049,062,809.53 shares issued after the completion of the payment for third-party allocation)
(3)	Acquiring party:	Fuji Television Network, Incorporated
(4)	Issue price:	¥329 per share
(5)	Total issue prices:	¥44,000 million
(6)	Dividend accrual date:	April 1, 2005
(7)	Other:	Fuji TV has agreed that no later than September 30, 2007, it shall not transfer the shares to any third party or lease or otherwise dispose of the shares without obtaining prior consent in writing from livedoor in the event that livedoor acquires its own shares.

-END-

****

For more information on this press release, please contact:

Fuji Television Network, Incorporated	Corporate Planning Dept.	03-5500-8888 (Key)
livedoor Co. Ltd.	Corporate Planning Group	03-5788-4753 (Key)

(Translation)

May 23, 2005

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
(Code No. 4676, 1st section of Tokyo Stock Exchange)	
Representative:	Koichi Murakami President and Representative Director
Person to contact:	Kazunobu Iijima Executive Officer and General Manager of Corporate Planning Dept. Tel: 03-5500-8888 (Key)

Name of listed company:	Nippon Broadcasting System, Incorporated
(Code No. 4660, 2nd section of Tokyo Stock Exchange)	
Representative:	Akinobu Kamebuchi President and Representative Director
Person to contact:	Shutoku Sanada General Manager of Administration Dept. Tel: 03-3287-1111 (Key)

Notice of Application for Authorization under the Law on Special Measures for Industrial Revitalization

Notice is hereby given that Fuji Television Network Incorporated (head office: Minato-ku, Tokyo, representative: Koichi Murakami, hereinafter "Fuji TV") and Nippon Broadcasting System, Incorporated (head office: Chiyoda-ku, Tokyo, representative: Akinobu Kamebuchi, hereinafter "Nippon Broadcasting") filed an application for the authorization of a business reconstruction plan under the Law on Special Measures for Industrial Revitalization of Japan (the "Industrial Revitalization Law") today, as described below:

Description

I. Application for authorization under the Industrial Revitalization Law

To realize synergies at an early juncture, improve group-wide productivity and enhance corporate value, Fuji TV and Nippon Broadcasting subject to the authorization under the Industrial Revitalization Law, entered into a basic agreement to implement a share-for-share exchange (*kabushiki kokan*) (the "Share Exchange") that will make Fuji TV the 100 % parent company and Nippon Broadcasting a wholly owned subsidiary on April 18, 2005 and have been making preparations for filing an application for the authorization under the Industrial Revitalization Law.

Fuji TV and Nippon Broadcasting today filed a business reconstruction plan for the authorization, specifying both companies intended authorized enterprises, pursuant to Article 3, paragraph 1 of the Industrial Revitalization Law, which included a simplified share exchange through a cash-out merger. If this plan is authorized, the Share Exchange, as a support measure under the Industrial Revitalization Law, can be made in cash under simplified and expedited procedures in accordance with the Industrial Revitalization Law. Fuji TV and Nippon Broadcasting intend to enter into a share exchange agreement promptly upon authorization under the Industrial Revitalization Law.

As publicized on April 18, 2005, the amount of money to be delivered to Nippon Broadcasting's shareholders through the Share Exchange is scheduled to be ¥6,300. The amount was agreed upon following negotiations between Fuji TV and Nippon Broadcasting after considering the fair values appraised by Deloitte Tohmatsu Corporate Finance and KPMG FAS at the request of each company. The date of share exchange is scheduled to be September 1, 2005.

II. Scheme of Making Nippon Broadcasting a Wholly Owned Subsidiary of Fuji TV

Some matters remaining uncertain in the process disclosed in the "Basic Agreement to Make Nippon Broadcasting a Wholly Owned Subsidiary of Fuji TV" publicized on April 18, 2005 are determined as described below:

1. Merger of LF Holdings Co., Ltd. by Fuji TV

Fuji TV and its wholly owned subsidiary LF Holdings Co., Ltd. ("LF Holdings")* today entered into a merger agreement under which the Company shall be a surviving company and LF Holdings shall be dissolved. (For more details about the merger, please refer to the press release by Fuji TV dated May 23, 2005 "Notice of Merger".)

As LF Holdings is Fuji TV's wholly owned subsidiary, the merger will be conducted by the method of simplified merger which requires no approval therefor at a General Meeting of Shareholders of Fuji TV.

* livedoor Partners Co., Ltd., which has become Fuji TV's subsidiary, today held an extraordinary general meeting of shareholders to change its trade name to LF Holdings Co., Ltd. as of May 23, 2005 as Fuji TV has acquired all of its shares.

1) Parties to Merger in Outline

Trade name:	Fuji Television Network, Inc. (as of March 31, 2005)	LF Holdings Co., Ltd. (as of May 23, 2005)

Representative:	Koichi Murakami President and Representative Director	Kazunobu Iijima President and Representative Director
Location of registered head office:	4-8, Daiba 2-chome, Minato-ku, Tokyo	4-8, Daiba 2-chome, Minato-ku, Tokyo
Date of Incorporation:	November 18, 1957	October 19, 2004
Main businesses:	Television broadcasting business pursuant to the Broadcasting Law of Japan	Investment business
Date of closing of accounts:	March 31 of each year	September 30 of each year
Employees:	1,367 persons	0 person
Stated capital:	¥114,750 million	¥10 million
Total number of issued shares:	2,620,306 shares	200 shares

2) Scheduling of Merger:

May 23, 2005	Execution of merger agreement:
June 7, 2005(expected)	General meeting of shareholders for approval of the merger agreement (LF Holdings)
July 12, 2005(expected)	Date of merger

3) Others

As publicized on April 18, 2005 (please refer to the material below), either Nippon Broadcasting or Fuji TV initially planned to merge LF Holdings. Upon detailed analyses and deliberations thereafter, Nippon Broadcasting and Fuji TV agreed that Fuji TV should merge LF Holdings.

Extract from "Basic Agreement to Make Nippon Broadcasting a Wholly Owned Subsidiary of Fuji Television" (publicized on April 18, 2005)

In advance of this share exchange, Nippon Broadcasting is scheduled to merge with livedoor Partners (the company name will be changed to LF Holdings (provisional name)), a company 100% owned by Fuji Television. Going forward, Fuji Television may absorb LF Holdings based on the outcome of detailed deliberations currently under way.

2. Implementation of share buyback by Nippon Broadcasting

As publicized on April 18, 2005, Nippon Broadcasting has decided to move forward with a share buyback as quickly as practicable under its current operations using the method prescribed under the Securities Exchange Law for issuers to make tender offers for listed securities. The buybacks are to be implemented around late May 2005 and the shares will be purchased at ¥6,300 per share, the same amount (scheduled) as the cash offer to be made by Fuji TV to Nippon Broadcasting in a share exchange to make Nippon Broadcasting its wholly owned subsidiary.

The plan has not been changed and the details thereof will be publicized immediately when determined.

III. Future outlook

We will expediently publicize the details once the particulars of share buybacks by Nippon Broadcasting, authorization under the Industrial Revitalization Law, a share exchange agreement and other new agreements to be entered into between Nippon Broadcasting and Fuji TV are determined.

- End -

For more information on this press release, please contact:

Fuji Television Network, Incorporated	Corporate Planning Dept.	03-5500-8888 (Key)
Nippon Broadcasting System, Incorporated	Administration Dept.	03-3287-1111 (Key)

(Translation)

June 10, 2005

Dear Sirs:

Name of listed company: Fuji Television Network, Incorporated
(Code No. 4676, 1st section of Tokyo Stock Exchange)
Representative: Koichi Murakami
President and Representative Director
Person to contact: Kazunobu Iijima
Executive Officer and General Manager of Corporate Planning Dept.
Tel: 03-5500-8888 (Key)

Name of listed company: Nippon Broadcasting System, Incorporated
(Code No. 4660, 2nd section of Tokyo Stock Exchange)
Representative: Akinobu Kamebuchi
President and Representative Director
Person to contact: Shutoku Sanada
General Manager of Administration Dept.
Tel: 03-3287-1111 (Key)

Notice of Authorization under the Law on Special Measures for Industrial Revitalization

Notice is hereby given that Fuji Television Network Incorporated (head office: Minato-ku, Tokyo, representative: Koichi Murakami, hereinafter "Fuji TV") and Nippon Broadcasting System, Incorporated (head office: Chiyoda-ku, Tokyo, representative: Akinobu Kamebuchi, hereinafter "Nippon Broadcasting"), which filed an application for the authorization of a business reconstruction plan under the Law on Special Measures for Industrial Revitalization of Japan (the "Industrial Revitalization Law") on May 23, 2005, acquired authorization thereof from the Ministry of Public Management, Home Affairs, Posts and Telecommunications in charge thereof today, as described below:

Description

I. Acquisition of authorization under the Industrial Revitalization Law

Fuji TV and Nippon Broadcasting filed a business reconstruction plan for the authorization, specifying both companies intended authorized enterprises, pursuant to Article 3, paragraph 1 of the Industrial Revitalization Law on May 23, 2005. To summarize, the plan is intended to implement a share-for-share exchange (*kabushiki kokan*) (the "Share Exchange") that will make Fuji TV the 100 % parent company and Nippon Broadcasting a wholly owned subsidiary, and to strengthen content production capabilities of their television broadcasting business and radio broadcasting business, seize new business chances and improve productivity of human resources to maintain and enhance competitiveness of both companies.

As a result of the authorization of the plan, Fuji TV and Nippon Broadcasting will, upon required formalities of their respective organs, be entitled to a special exception to the Commercial Code for a simplified share exchange and a special exception to the Commercial Code for delivery of specified money upon merger. Consequently, the Share Exchange can be made in cash under simplified and expedited procedures.

II. Future outlook

On May 26, 2005, Nippon Broadcasting commenced share buybacks using the method prescribed under the Securities Exchange Law for issuers to make tender offers for listed securities (the "Share Buybacks"). The Share Buybacks are scheduled to expire on June 15, 2005 and the results thereof will be publicized on the day next following the expiration of the period.

Fuji TV on May 23, 2005 entered into a merger agreement with LF Holdings Co., Ltd. (a wholly owned subsidiary of Fuji TV which owns 32.4% of the total number of issued shares of Nippon Broadcasting) and is making arrangements for the merger (the "Merger"). The date of the Merger is scheduled to be July 12, 2005.

Fuji TV and Nippon Broadcasting will, promptly upon completion of the Share Buybacks and the Merger, enter into a share exchange agreement. The details thereof will be publicized immediately when determined.

Schedule

Note 1. The following schedule, which has been publicized by Fuji TV and Nippon Broadcasting heretofore, may be changed according to circumstances in the future.

Note 2. With regard to the particulars and offering method of the Share Buybacks by Nippon Broadcasting, please refer to the "Information on Share Buybacks" which is made available for inspection at the Agents for Share Buybacks (Daiwa SMBC Co., Ltd. and Daiwa Securities Co., Ltd.).

Date	Content	Party
June 15, 2005	Final date for Share Buybacks	Nippon Broadcasting
June 16, 2005	Publication of the results of Share Buybacks	Nippon Broadcasting
June 23, 2005 and thereafter	Commencement of settlement of Share Buybacks	Nippon Broadcasting
July 12, 200	Date of the Merger	Fuji TV
Promptly after the date of the Merger	Conclusion of share exchange agreement	Fuji TV, Nippon Broadcasting
September 1, 2005	Date of share exchange	Fuji TV, Nippon Broadcasting

- End -

For more information on this press release, please contact:

Fuji Television Network, Incorporated	Corporate Planning Dept.	03-5500-8888 (Key)
Nippon Broadcasting System, Incorporated	Administration Dept.	03-3287-1111 (Key)